FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICAN STATE BANCSHARES, INC.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM S-4 FILED BY EQUITY BANCSHARES, INC.: 333-257024

The following is an edited transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on July 20, 2021, which discusses, among other things, the transaction with American State Bancshares, Inc. (“ASB”):

CORPORATE PARTICIPANTS

Brad Elliott - Founder, Chairman & CEO

Eric Newell - Executive Vice President & CFO

Gregory Kossover - EVP & COO

Craig Anderson - Executive Vice President, President Equity Bank

Chris Navratil - Senior Vice President of Finance

CONFERENCE CALL PARTICIPANTS

Andrew Liesch Sandler O’Neill + Partners, L.P., Research Division - Director, Equity Research

Damon DelMonte Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Terence McEvoy Stephens Inc., Research Division - MD and Research Analyst

Jeffrey Rulis D.A Davidson., Research Division - MD and Senior Research Analyst

Operator

Good day, and thank you for standing by. Welcome to the Equity Bancshares Second Quarter 2021 Earnings Conference Call. (Operator Instructions) Please be advised that today’s conference is being recorded. (Operator Instructions)

I would now like to hand the conference over to your speaker today, Chris Navratil. Please go ahead.

Chris Navratil

Senior Vice President - Finance

Good morning, and thank you for joining Equity Bancshares conference call, which will include discussion and presentation of our second quarter 2021 results.

Presentation slides to accompany our call are available via PDF for download at investor.equitybank.com by clicking the Presentation tab. You may also click the Event icon for today’s call posted at investor.equitybank.com to view the webcast player. If you are viewing this call on our webcast player, please note that slides will not automatically advance.

Please reference Slide 1, including important information regarding forward-looking statements. From time to time, we make forward-looking statements within today’s call, and actual results may vary. Following the presentation, we will allow time for questions and further discussion.

Thank you all for joining us. With that, I’d like to turn it over to our Chairman and CEO, Brad Elliott.

Brad Elliott

Chief Executive Officer

Thank you, Chris, and good morning. Thank you for joining our call and your interest in Equity Bancshares. Joining me is Eric Newell, our CFO; Greg Kossover, our Chief Operating Officer; and our President, Craig Anderson.

The Equity team’s hard work continues to add shareholder value, and it shows in our results. We reported $15.2 million of net income this quarter, the highest we have experienced as a company. While Eric will provide more details, I am particularly pleased with the growth we are seeing in fee income. It is awesome to see the positive operating results from the years of hard work executing on our fee income strategies. We’ve only begun to see the seed sprouting. I remain confident we will continue to watch these strategies grow as we make progress towards our goal of 30% total revenue tied to fee income business versus traditional spread business with improved efficiency ratios.

Eric, let’s take everyone through our quarter.

Eric Newell

Chief Financial Officer

Thank you, Brad, and good morning. Last night, we reported net income of $15.2 million or $1.03 per diluted share. We calculate core earnings at $0.86 per diluted share, beating Street consensus and comparing favorably to core earnings of $0.65 reported in the first quarter this year. Core results this quarter were driven by recognition of origination fee income from PPP loan forgiveness and improvement in fee-based drivers across nearly all our categories. Expense management continued to be a focus as well with salaries and benefits nearly unchanged late quarter and year-over-year.

Our GAAP net income includes a release of reserves from the allowance for credit losses, totaling $1.7 million. We had budgeted 20 basis points of average loans for provisioning this year, exclusive of credit losses, which would result in a pro forma provision to the ACL of $1.35 million. We are including a normalized provision during the quarter in the calculation of core earnings and backing out the release. During the quarter, the release was primarily driven by improvement in asset quality and related specific reserves.

As Greg will address in more detail, favorably, we have yet to see any notable losses in our loan portfolio since the start of 2020. That said, we recognize the high level of direct fiscal stimulus that exists in the economy. And for that reason, we are uncertain about the direction of the economy over the next 18 months and its potential impact on our customers. For that reason, we remain conservative in our approach to the level of the ACL. The June 30 coverage of ACL for non-PPP loans is 2.04%.

Net interest income totaled $34.6 million in the second quarter, increasing from $31.8 million in the March 31 quarter, representing a $2.9 million increase.

During the second quarter, the weighted coupon in the portfolio, excluding PPP, declined approximately 13 basis points. And looking at our core loan products, commercial, commercial real estate and agriculture, the weighted origination coupons in the second quarter were 4.07%. Origination fees recognized from forgiven PPP loans increased notably in the second quarter. We recognized $5.7 million of fee income and $984,000 of interest income related to PPP loans in the second quarter. Comparing to the first quarter, total PPP fee income and interest income totaled $3.1 million and $896,000, respectively. At June 30, 2021, we had $10.7 million of net unrecognized fee income associated with PPP loans, which totaled $272 million. Removing PPP fees and interest income from net interest income in both the second and first quarter results in a pro forma net interest income of $27.9 million and $27.8 million, respectively.

Loan yield, earning asset yield and net interest margin in the quarter ending June 30 is 4.41%, 3.55% and 3.13%, respectively. This compares to the quarter ending March 31 of 4.61%, 3.65% and 3.19%, respectively.

Brad Elliott

Chief Executive Officer

Thanks, Eric. As you likely know, in May, Equity announced a merger with American State Bancshares. We’re excited about partnering with the team from ASB&T and admire their discipline and service levels to their customers in the communities they serve. The Equity and ASB&T teams have been working closely through the merger and integration process and are progressing as expected. We’re scheduled to close the first week of October with the data integration at the same time. I’m excited about the new communities that ASB&T partnership will bring to the combined company and have been impressed with the professionalism and integrity of their team while serving their customers and communities. We look forward to welcoming ASB&T customers to Equity and believe that we can build upon their existing products and services and provide a strong value proposition to ASB&T customers.

We continue to have active conversations with several different companies about partnering. Equity continues to be ready and willing to act as a partner to banks that fit and complement our organization. As I have regularly emphasized, we will stay true to our requirements on earn back, cultural fit and geographic fit. We will also remain committed to our organic growth efforts. Craig Anderson will continue to work with each of our regional teams to develop and deepen relationships with customers to drive organic growth. Craig?

Craig Anderson

President

Thanks, Brad. Organic loan growth totaled $83.9 million, representing an annualized 15% growth during the quarter. PPP loans declined $143 million due to the forgiveness of our customers are experiencing from the SBA. This is a huge positive as we can recognize the fee income sooner, and it shows we have active engagement with our borrowers. We are using this process to work with our borrowers on their total relationship picture. It has helped us to originate new business.

Organic originated loans totaled $260.6 million in the second quarter, comparing favorably to the $119 million originated in the first quarter. Of the total originations in the second quarter, 85% were in commercial, CRE and agricultural loans.

Our total pipeline is approximately $600 million which is above what we have been reporting over the last several quarters. Our sales efforts have been keeping our pipeline constant. With the addition of ASB&T and their seasoned bankers, I expect that we will continue to show a growing pipeline.

I also want to say how pleased I am with our operating teams on promoting our fee income businesses. We have continued growing our commercial credit card business revenue through more focused efforts by our commercial bankers and treasury management teams to put credit cards in the hands of our customers. Exciting for me, our debit interchange income is growing nicely from all the new checking accounts we have opened in the last 18 months due to our sales efforts.

I would be remiss if I did not mention that our trust and wealth management team is making positive contributions to earnings and is 12 to 18 months ahead of schedule. Gaylyn McGregor has done a great job leading this area and growing revenue each quarter. Her pipeline is very strong and will continue to build over time.

We have also decided to expand our HSA business. We have hired one of the best in the industry from UMBF in Ben Morris. He has been working in the last 6 months to put the platform in place, and we expect to see results from that team very soon. I can’t tell you how excited I am to watch these strategies grow over the next several quarters.

Brad Elliott

Chief Executive Officer

I want to congratulate Craig for all the hard work he and his teams have exerted. Our non-PPP loan growth in the quarter showed positive results. Our pipelines have been as large as they ever have been in our history, and we’re seeing pull-through to loan fundings. Our pipeline is a culmination of lots of hard work by the teams to call on our customers and to harvest the new PPP relationships we established. By being open for business the last 18 months, we have won many new relationships with our calling and service efforts. It should not go unnoticed that our teams are in great shape because of coaching and recruiting that has been done over the last 24 months. Mark Parman has the Metro market leadership hitting on all cylinders with David King, Brian Chamberlin, Jeff Keyes and Rick Lehrter all leading amazing teams of business development personnel. Craig Anderson has also done a great job reworking the Ozark region, and Brad Daniel, Craig Kisner, Elizabeth Kelley, Jay Ertel and Justin Harris are all producing positive results in those markets.

On top of great organic growth, we also had the opportunity to purchase some traditional mortgages as we have done in the past. This augments our portfolio which has been a part of our balance sheet management strategy. Annualized organic loan growth in the quarter was 15%. This strengthens the positive momentum we are seeing from our loan teams.

Our PPP strategy is another example of adding value, not just our shareholders, but being a valued partner to our customers. By nearly all measures, our 2021 PPP program was more successful than our 2020 program. The teams were prepared to assist our customers by automating a big part of the PPP approval origination process, all developed using internal resources. Our team has even developed automation for the forgiveness process, making it easier for our customers to apply for loan forgiveness with the SBA. Eric?

Eric Newell

Chief Financial Officer

I want to share some more detail about our fee income success in the quarter. Total fee income was $9.1 million, increasing $2.4 million from the first quarter. When excluding the net gain on acquisition and asset quality improvement on Almena-purchased assets from both periods, the increase is $747,000 or about 11% growth.

Service charges and fees increased by $573,000 from the first quarter. Making up that increase was a realignment of our core DDA products that was put in place in the first quarter. Our marketing team under the direction of John Hanley worked throughout 2020 and early 2021 to retool our consumer DDA products to provide a high-value proposition for our customers. The result is our customer now benefiting from a high level of service and a product offering with discounts and other types of perks which provides value and allows us a better ability to charge fees for our product offering.

Due to our product realignment, our fees increased $439,000 in the second quarter. Debit card income increased $329,000 in the quarter, attributed to higher purchase activity from the first quarter. When combining our trust and wealth management, credit card and treasury fee income have resulted in an improvement of $342,000 from the first quarter.

Repurchase obligations were previously established for SBA loans acquired through the Almena transaction. Our team has made progress over the last 2 quarters and partially resolved concerns that led to a repurchase obligation establishment. As a result, we recognized $917,000 of revenue during the quarter.

We continue to show growth in our noninterest bearing deposits, increasing $20.2 million from March 31 this year and $236 million from June 30 of last year. And studying the average balance of our most popular consumer DDA account, we saw an average balance that was 5% higher at June 30 this year versus a year ago at the same time and 20% higher than at June 30, 2019. Interestingly, the average balance declined 14% from March 31 this year, which is a testament to the net checking growth we continue to experience given that we show DDA growth in the second quarter.

Greg, why don’t you take everyone through your thoughts on credit?

Gregory Kossover

Chief Operating Officer

Thanks, Eric. We remain optimistic about where we stand with our customers. The Equity Bank team continues to work hard to position both our customers and the bank for successful outcomes, including proactive communication with borrowers to understand their operating environments and needs.

In the second quarter, total nonperforming loans, including those assets on nonaccrual or greater than 90 days past due, were down $3.7 million or 6.1%. Net charge-offs during the quarter, exclusive of fully discounted Almena assets, were approximately $100,000. All categories of special assets: watch, special mention and substandard-rated loans, OREO and nonaccruals, were down quarter-over-quarter. These reductions, coupled with the lack of loss experience, is a testament to the efforts of our credit team, led by Tim Kerr, June Pressnell, Bart Drogon and Kristof Slupkowski, to facilitate positive outcomes for the bank and our customers.

During the quarter, as new information became available, an additional analysis was completed. We also updated the valuation of certain assets from our purchase of Almena State Bank, which resulted in the reclassification of $860,000 from purchase discount to gain on acquisition. This measurement period change for purchase accounting did not drive the reduction in nonperforming loans, which are disclosed gross of reserves. Notably, our regulatory classified assets to regulatory capital ratio was down over 200 basis points in the quarter.

At year-end 2020, we moved one of our large relationships into special mention in our aerospace segment, and associated uncertainties surrounding it have been previously discussed. Our borrower remains current on its loans at this time, and the significant return to air travel is beneficial to this borrower. We believe we are adequately collateralized, and amicable discussions continue with the borrower. Management will continue to closely monitor this relationship and overall portfolio and proactively work with the borrower to ensure the best result for both the business and the bank.

We have been in communications with our large hospitality operators, and the environment is continuing to improve. We believe this improving environment, our conservative underwriting standards for these assets and quick and prudent actions taken by our borrowers has helped them return to improved operations faster than anticipated.

The balance of our portfolio also continues to perform well with local economies working their way out of pandemic conditions, continued adoption of the vaccine and commodity and real property prices maintaining strong positions. The credit teams are excited to work with ASB&T lenders and underwriters in their market as we have similar philosophies and believe we can deliver enhanced products and services for our borrowers.

Eric Newell

Chief Financial Officer

Thanks, Greg. Before turning the call over to Brad, I wanted to again highlight our forecast slide on Page 26. Here, you can see our thoughts on the forecast for the third quarter and how our second quarter outlook compared to actual results. As is evident, the NIM without PPP has been under pressure due to the government-driven fiscal and monetary stimulus which is driving a portion of our deposit growth, resulting in a lower loan-to-deposit ratio and excess cash that is not deployed in the most efficient manner.

Without any change to interest rates, if we were to look back to our pre-COVID loan-to-deposit ratios, our pro forma NIM, excluding PPP loans, would be 28 basis points higher in the second quarter. This shows the impact of additional liquidity on our balance sheet. Improving our loan-to-deposit ratio is critical for NIM, and building on this quarter’s loan growth in future periods will help improve that ratio and reduce pressure we are seeing on NIM. Other than NIM, the third quarter and full year outlook does not have any significant departure or adjustments from what we expected and reported on in our January conference call. Brad?

Brad Elliott

Chief Executive Officer

Before opening it up to your questions, I wanted to highlight the exciting news we released with earnings last night that Equity Bank will expand into the St. Joseph, Missouri market through an agreement with Security Bank of Kansas City to assume the deposits of 3 locations. We’re excited to add the St. Joseph community to our Western Missouri region which Equity expanded into in 2007. Over the last 3 years, we have grown the Western Missouri region by 25%, and we are excited about welcoming these new customers to the Equity platform. We have a great team led by Josh Means and Greg Duran. They have grown every part of their business in all the markets they manage, and this will give them another great platform to grow. We expect to close on this transaction in the late fourth quarter of 2021 and is expected to add approximately $78 million of deposits.

Shifting gears, we are closing in on a recommendation to our Board of Directors for establishing a common stock dividend. The dividend, when established, seems to be a natural progression as our market capitalization grows and our stock develops higher levels of liquidity. It will broaden our institutional and retail investor base, and it will be a tool for capital management when the stock repurchase program does not meet our earn-back requirements. The common stock dividend under consideration will not inhibit our continued acquisitive and organic growth.

I want to thank our Equity Bank teams in our markets for their focus on our customers and demonstrating that we are dependable and responsive to their needs. It provides value to our customers and allows us to build deeper and longer-lasting relationships, which, in turn, builds shareholder value.

And with that, we’re happy to take your questions.

Operator

(Operator Instructions) Our first question comes from the line of Terry McEvoy with Stephens.

Terence McEvoy

Stephens Inc., Research Division

Maybe to start off, you guys did extremely well with PPP. And I was wondering if you could talk about the new customers to the bank, how you’re building on that relationship and maybe where that’s showing up in the financials today. I know you spend a lot of time on fee income, and we saw that in the second quarter, but maybe expand on that a bit.

Craig Anderson

President

Terry, this is Craig. As we mentioned, we were very successful in both phases of the PPP loan program. And the biggest part of that strategy was that we asked those customers to open up their depository accounts and relationships with us, and that has benefited us greatly from a deposit standpoint. And then we’ve used that list over the last 6 to 9 months to go out and make additional calls on that customer base, and we’ve been able to expand those relationships with conventional loans, treasury management, credit card products. And so it’s just been a significant cross-sell of our suite of products to those various customers.

Terence McEvoy

Stephens Inc., Research Division

Yes. That’s great to see, Craig. Maybe, Eric, a question for you. I know you talked about the margin contraction, and I think all of us on the call understand why. Maybe just could you talk about the opportunities to lower your cost of deposits in the second half of this year? I think the — it was about 22 basis points in the second quarter. Do you think that will provide some kind of NIM support over the next 2 quarters?

Eric Newell

Chief Financial Officer

I do, Terry. We have been working closely across all the regions to analyze areas where we feel that we could take a couple of basis points or maybe even more than a couple of basis points out of our cost of funds on the transaction accounts, whether it’s — primarily the money market accounts. So we have — and we have been doing that throughout the year. And we’ve been kind of stepping into it where we’ll reduce rates 2 or 3 basis points at a time. When we analyze customer behavior, haven’t seen any notable — or any disintermediation out of the bank. So we’ll continue that exercise through the second half of the year which should help improve the cost of that 22 basis points in the back half.

And then you didn’t ask the question, but I’ll say it, anyways. On the time deposits, we continue to, obviously, see a little improvement there quarter-over-quarter. And certainly year-over-year, that has been quite helpful for us. I do expect that, that won’t contribute as much as it has in the back half of 2021, simply because the average duration of that CD portfolio has come in pretty significantly, which we would expect, given the interest rate environment. So we might see some smaller declines in the cost there, but nothing like we’ve seen in the first half of this year and last year.

Terence McEvoy

Stephens Inc., Research Division

And maybe one — just last question for Brad. Are the larger banks in your markets now open and calling on customers? And then how has that impacted competition overall?

Brad Elliott

Chief Executive Officer

Yes. They’re still closed, Terry, for the next 60 days. So the majority of our competition, especially now that we’re of the size that we are and the kind of what we moved our sweet spot to on commercial credits, we’re now competing with branches that are closed, and we’re competing with bankers that are operating out of their houses or basements. So we still have an advantage for about the next 60 days. They’ve told their staff they have to be back the first of — or after Labor Day weekend, and so we think we still have an advantage.

Craig has done a great job leading his teams, and our teams have done a great job of getting out and hustling and converting our pipelines full of opportunities that have been generated strictly from the PPP relationships that we didn’t even know these customers in the past. So we’re pretty excited about the future of where Equity sets and how we’re able to attract customers.

Operator

Our next question comes from the line of Andrew Liesch with Piper Sandler.

Andrew Liesch

Piper Sandler & Co., Research Division

Question on the loan growth here. I mean pipeline up to $600 million, great production this last quarter, good production in the first quarter. I guess I was kind of then surprised to see the average growth guidance for the year not increased. Is there something else that you guys are seeing that maybe not — you don’t want to bring your guidance up? It just seems like you guys are positioned well to beat that target right now?

Eric Newell

Chief Financial Officer

Yes, Andrew. This is Eric. It’s simply our conservatism on this. Obviously, seeing industry trends with loan growth have been challenging. We certainly experienced some great successes based on the work that our teams have undertaken, as Brad and Craig mentioned. And it really comes down to conservatism. There’s nothing, Andrew, that we’re seeing fundamentally that would make us think that we’re going to be on the lower end of that, and that range will likely be on the higher end of that range or even beat it.

Andrew Liesch

Piper Sandler & Co., Research Division

Got it. Okay. And then on the core margin outlook for this quarter, certainly with the loan growth that you had in the last quarter and the mortgage purchases, obviously, yields are come in and liquidity is still there, but I would think that maybe an improved earning asset mix to support the margin rather than result in — well, the low end of that range would be 2.90%. That seems pretty far-fetched to me. Is there — are the yield pressures and the liquidity environment just that meaningful to offset the improved earning asset mix?

Eric Newell

Chief Financial Officer

If we continue to build on the success of loan growth that we experienced in the first half of the year, certainly, I would venture to say that will be on the higher end of that range. Liquidity, Andrew, is certainly a factor that we’re taking into account. We did see a small decline in our origination coupons from the first quarter, but it hasn’t really set a trend yet. So that’s a factor that I was considering when we put this together as well.

I think that we’ve done pretty — we’ve been very successful in originating new coupons with a 4 handle and even a 5 handle on our ag portfolio. So I think some of that may have been a mix of what we originated in the second quarter. So we’re keeping an eye on that because we certainly want to be competitive, but we don’t want to necessarily give everything away. And if we can continue to build on loan growth, then that helps grow that loan-to-deposit ratio, which is one of the biggest factors given the amount of liquidity we have on our balance sheet. That low loan-to-deposit ratio is really depressing our core NIM.

Operator

(Operator Instructions) Our next question comes from the line of Jeff Rulis with D.A. Davidson.

Jeffrey Rulis

D.A. Davidson & Co., Research Division

Just looking for a — trying to get a sense if you don’t have the 3 branches that you’re expected to bring on in December. I don’t know if you’ve got a ballpark kind of overhead or expense associated with that. And if you didn’t, maybe it’s just your average branch that you operate and if that’s a good proxy for maybe an expense add for those branches?

Eric Newell

Chief Financial Officer

Jeff, I think it’s a little early for me to address that. So unfortunately, I don’t have an answer for you on that. But I do think, based on the due diligence that we’ve done, I don’t see any reason why those 3 branches we’re adding would be any different in terms of cost structure from our existing footprint.

Jeffrey Rulis

D.A. Davidson & Co., Research Division

So what would that be, Eric, on your existing structure, if you have 3 branches?

Eric Newell

Chief Financial Officer

I don’t have that information at the top of my head. I don’t want to venture a guess.

Brad Elliott

Chief Executive Officer

Yes. Jeff, I’d tell you they’ll be immaterial. They’re coming over at their book value, so we’re not bringing a lot of expense over. And operating expense should be light, and we’ll continue to evaluate those opportunities as we move forward.

Jeffrey Rulis

D.A. Davidson & Co., Research Division

Got you. Looking at the fee income guide, you’re kind of bumping on the high watermark here. I guess, again, a conservative stance. But where might that tail off? Are you looking at kind of the mortgage side that could come in or within the line item of fee income? If you come inside $7.5 million, where would that decline?

Eric Newell

Chief Financial Officer

I think the downside risks to fee income certainly would be mortgage, as you suggest, Jeff, although that has been very surprising to us. Coming into this year, I think the management team here, as well as probably many of our peers, expected mortgage income to be down, and it hasn’t. But that has been a meaningful contributor this year. I can’t think of really many other downsides to our fee income view. I think just fundamentally on the positives, a lot of what we’ve talked about in the prepared commentary is run — continues to — we expect it will continue to be in our run rate. And as we continue to add new checking growth on the existing franchise, that will also enhance that going forward.

Jeffrey Rulis

D.A. Davidson & Co., Research Division

Okay. And last one, just the — what was the amount of the purchased mortgages in the quarter? And was that included in your — in the 15% organic loan growth?

Eric Newell

Chief Financial Officer

We purchased about $83 million in the quarter, and it was excluded from that 15%. So that 15% is non-PPP, non-purchased originated loans.

Operator

Our last question comes from the line of Damon DelMonte with KBW.

Damon DelMonte

Keefe, Bruyette, & Woods, Inc., Research Division

Just one follow-up question to fee income. You mentioned getting it to 30% of revenues. Do you have a projected time line for that?

Eric Newell

Chief Financial Officer

If I told you, you’ll remember. I would say it’s an intermediate goal for us. So I don’t want to say it’s going to be done here in the next 12 months, but it’s a significant factor in all of what we do in our strategic planning and our incentive programs. So I think that accomplishing that over 18 and 24 months should be achievable.

Operator

Thank you. There are no further questions at this time. Ladies and gentlemen, this concludes today’s conference call. Thank you for your participation. You may now disconnect.

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Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, Equity filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Equity common stock to be issued to ASB stockholders. The registration statement includes a proxy statement/prospectus, which will be sent to the stockholders of ASB seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EQUITY, ASB AND THE PROPOSED TRANSACTION.

The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

Participants in the Transaction

Equity, ASB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ASB’s stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Equity is set forth in the proxy statement for Equity’s 2021 annual meeting of stockholders filed with the SEC on Schedule 14A on March 18, 2021, and Equity’s annual report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 9, 2021. Free copies of these documents may be obtained free of charge as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Special Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2021 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.